FEDERATED EQUITY INCOME FUND, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

JANUARY 14, 2013

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY INCOME FUND, INC. (the “Registrant”)

Class A Shares

Class B Shares

Class C Shares

Class R Shares

Institutional Shares

1933 Act File No. 333-185469

Dear Mr. Grzeskiewicz:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”),at your request, the Registrant hereby files a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-185469) relating to the proposed reorganization of Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds, into Federated Equity Income Fund, Inc., as filed with the Securities and Exchange Commission (“Commission”) on January 11, 2013 (the “Registration Statement”).

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Pittsburgh and the Commonwealth of Pennsylvania, on the 14th day of January, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

We acknowledge that: (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Mark Thompson at (412) 288-8094.

Very truly yours,

/s/ Todd P. Zerega

Todd P. Zerega

Assistant Secretary of the Registrant